

Mail Stop 6010

February 5, 2008

<u>VIA U.S. MAIL</u>

Mr. Robert Knoth
Chief Financial Officer
IEH Corporation
140 58th Street, Suite 8E
Brooklyn, New York 11220

      Re: IEH Corporation
              Form 10-KSB for the year ended March 30, 2007
              Filed June 28, 2007
              File No. 000-05278

Dear Mr. Knoth:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Angela Crane
                           Branch Chief